AMENDMENTS TO
THE BYLAWS OF
IMPACT MEDICAL SYSTEMS, INC.

The Bylaws of Impact Medical Solutions, Inc., a Nevada corporation (the “Corporation”), were amended pursuant to Section 6.3 of Article 6 of the Bylaws of the Corporation, as follows:

Section 2.3 of Article 2 is amended and restated in its entirety to read:

“2.3 Action Without Meeting. The shareholders may act without a meeting if, prior or subsequent to such action, a written consent thereto is signed by shareholders holding at least a majority of the voting power of the corporation. Such written consent shall be filed in the minute book.”

Section 3.1 of Article 3 is amended and restated in its entirety to read:

“3.1 Number and Term of Office. The number of directors, which shall constitute the Board, shall be five. The number of directors may from time to time be increased or decreased to not less than one nor more than ten by action of the Board. Except as provided in Section 3.7 of this Article, each director elected shall hold office until his successor is elected and qualified.”

The undersigned, being the Secretary of the Corporation, hereby certifies that the foregoing amendments to the Bylaws of the Corporation were adopted by a unanimous written consent of the Board of Directors of the Corporation dated June 9, 2004.

Date: ________ __, 2004    ______________________________
Wayne D. Cockburn
Secretary